Filed by Rusoro Mining Ltd.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Gold Reserve Inc.

Commission File Number: 333-156117

Date: December 16, 2008

Suite 2164 – 1055 Dunsmuir Street, Four Bentall Centre

Vancouver, BC V7X 1B1

Tel:   604-632-4044    Fax:  604-632-4045 Toll Free 1 800-668-0091

Website: www.rusoro.com          email: info@rusoro.com

RUSORO FULLY COMMITTED TO ITS BID FOR GOLD RESERVE

December 16, 2008	Trading Symbol (TSX-V):RML

Vancouver, Canada – Rusoro Mining Ltd. (TSX-V:RML) (“Rusoro” or the “Company”) is pleased to confirm its commitment to Gold Reserve shareholders and equity unitholders in respect of its premium, 3-for-1, all-share bid announced yesterday (the “Bid”).  As of December 12, 2008 (the last trading day before the Bid was announced), the Bid represented a premium of 140% on closing prices and 209% on the 30-day volume weighted average prices, using Rusoro’s and Gold Reserve’s share prices for the relevant trading days on the TSX Venture Exchange and Toronto Stock Exchange, respectively.  Rusoro is aware of the press release and market interviews put forward by Gold Reserve management on December 15, 2008 and have been advised by way of press release dated December 16, 2008 of a claim against Rusoro and its financial advisor, Endeavour Financial, all of which set out certain allegations against Rusoro and Endeavour Financial.  We believe these allegations are untrue and the Company will work with its legal and financial advisors to vigorously defend itself against any such allegations to ensure that Gold Reserve management allows its own shareholders the opportunity to consider the Bid on its merits.

Andre Agapov, CEO of Rusoro stated: “We are making our premium bid directly to Gold Reserve shareholders and equity unitholders because Gold Reserve management has consistently refused to enter into any constructive dialogue on the matter.  This is a logical combination that has been analyzed and launched on the basis of publicly available information.  Our bid is about getting value for Gold Reserve and Rusoro shareholders, not about entrenching management or distracting shareholders from the opportunity to tender into an offer at a very large premium to the market value that incumbent Gold Reserve management has achieved for their own shareholders. We remain open to constructive discussions with the Gold Reserve management team.”

Rusoro’s financial advisor is Endeavour Financial International Corporation, its Canadian legal counsel are Blake, Cassels & Graydon LLP and Anfield, Sujir, Kennedy & Durno and its US legal counsel are Gersten Savage LLP and Dorsey & Whitney LLP.

ON BEHALF OF THE BOARD

“Andre Agapov”

Chief Executive Officer

For further information, please contact:

George Salamis, President Tel: +1 604 632 4044 Email: gsalamis@rusoro.com	Ross Gatensbury, Investor Relations Tel: +1 604 632 4044 Email: gates@rusoro.com

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE COMPANY’S INFORMATION AGENT:

North American Toll Free Number:  1- 888-605-7615

Banks and Brokers call collect: 1-212-806-6859

Cautionary Note Regarding Forward-Looking Statements

This press release, the Take-Over Bid and Circular, including the schedules attached therein, the pro forma consolidated financial statements of the Company, and some of the material incorporated by reference into the Circular, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as ‘‘forward-looking statements’’).  Forward-looking statements include possible events, statements with respect to possible events, the proposed transaction, the business, operations and financial performance and condition of each of Rusoro and Gold Reserve and the proposed combined company, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance coverage.  The words ‘‘plans,’’ ‘‘expects,’’ ‘‘is expected,’’ ‘‘scheduled,’’ ‘‘estimates,’’ ‘‘forecasts,’’ ‘‘intends,’’ ‘‘anticipates,’’ or ‘‘believes,’’ or variations of such words and phrases or statements that certain actions, events or results ‘‘may,’’ ‘‘could,’’ ‘‘would,’’ ‘‘might,’’ or ‘‘will be taken,’’ ‘‘occur’’ and similar expressions identify forward looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Rusoro as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements.  The estimates and assumptions of Rusoro contained or incorporated by reference in the Circular which may prove to be incorrect, include, but are not limited to, (1) that Rusoro will be successful in acquiring 100% of the outstanding Gold Reserve Equity, (2) that all required third party regulatory and governmental approvals to the Take-Over Bid will be obtained and all other conditions to completion of the transactions will be satisfied or waived, (3) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (4) permitting, development, expansion and power supply proceeding on a basis consistent with Rusoro’s current expectations; (5) permitting and development proceeding on a basis consistent with Rusoro’s current expectations; (6) the exchange rate between the Canadian dollar, the Venezuelan Bolivar and the U.S. dollar being approximately consistent with current levels; (7) certain price assumptions for gold; (8) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (9) production forecasts meeting expectations; (10) the accuracy of Rusoro’s current mineral reserve and mineral resource estimates; and (11) labour and materials costs increasing on a basis consistent with Rusoro’s current expectations.

Known and unknown factors could cause actual results or events to differ materially from those projected in the forward-looking statements.  Such factors include, but are not limited to, fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; disruption to the credit markets and delays in obtaining financing; inflationary pressures; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Venezuela or other countries in which Rusoro does or may carry on business; business opportunities that may be presented to, or pursued by Rusoro, Rusoro’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; actual results of exploration activities; the possibility of cost overruns or unanticipated expenses; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining and renewing necessary licenses and permits; the impact of Venezuelan law on Rusoro’s operations; diminishing quantities or grades of reserves; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the occurrence of natural disasters, hostilities, acts of war or terrorism.  In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).  The following factors, amongst others, related to the business combination of Rusoro and Gold Reserve could cause actual results to differ materially from forward-looking statements, including those contained in the Circular: the Rusoro shares issued in connection with the Take-Over Bid may have a market value lower than expected; the business of Rusoro and Gold Reserve may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefits from the combination of Rusoro and Gold Reserve may not be fully realized or not realized within the expected time frame.  All of the forward-looking statements made in the Circular are qualified by these cautionary statements and those made in the Circular itself.  These factors are not intended to represent a complete list of the factors that could affect Rusoro and the combination of Rusoro and Gold Reserve.  Additional factors are noted elsewhere in the Circular and in the documents incorporated by reference therein.  Although Rusoro has attempted to identify important factors that could cause actual results or events to differ materially from those described in forward-looking statements, there may be other factors that could cause results or events not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, undue reliance should not be placed on forward-looking statements.  Rusoro undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in the Circular or as otherwise required by law.

MORE INFORMATION AND WHERE TO FIND IT:

This press release does not constitute an offer to buy or an invitation to sell, any of the securities of Rusoro or Gold Reserve. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) and an offer to purchase and circular filed with Canadian securities regulatory authorities.  Rusoro has filed with the SEC a Registration Statement on Form F-10, a Tender Offer Statement on Schedule TO and other documents and information, and expects to mail an Offer and Circular (which is filed as an exhibit to the Registration Statement and Tender Offer Statement) to Gold Reserve shareholders and equity unitholders (collectively, the “Equityholders”) concerning the Offer and the proposed combination of Rusoro and Gold Reserve. GOLD RESERVE EQUITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE TENDER OFFER STATEMENT AND OFFER AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and Gold Reserve Equityholders may obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Rusoro are available free of charge from Rusoro. You should direct requests for documents to the Corporate Secretary, Rusoro Mining Ltd., Suite 2164, 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1B1, telephone (604) 632-4044.

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.